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                                                                     Exhibit 4.7

Mr. Jurgen Dormann                                       PERSONAL & CONFIDENTIAL
ABB Ltd
8050 Zurich

Dear Mr. Dormann,

This is to confirm the terms and conditions of your employment with ABB Ltd, Zurich (the "Company") as President and Chief Executive Officer of the ABB Group, effective September 5, 2002.

1. BASE SALARY. Your base salary will be revised and specified for each year by the Nomination and Compensation Committee of the Company's Board of Directors (the "Board Committee") and communicated to you in writing.

     The base salary includes a representation allowance, as from time to time determined by the Board Committee. The base salary and representation allowance are paid in 12 monthly instalments.

2. INCENTIVE PLAN. In addition to the base salary, an incentive plan is part of your remuneration package. The incentive formula is predominantly based on quantitative components, relating to the financial performance of the ABB Group.

     The incentive plan is revised annually and the incentive plan parameters may be different from one year to another. The applicable incentive for a given year will be specified by the Board Committee and communicated to you in writing.

3. HEALTH INSURANCE. As regards health insurance, you are entitled to a private patient insurance (detailed information about this plan is provided separately). The insurance premiums will be paid by the Company. Family members are not covered by this health insurance plan.

4. PENSION PLAN. Your pension plan regarding retirement pension, disability pension, death benefits and child/orphan pension will be specified in a separate agreement.

5.   VACATION. You are entitled to a vacation of 30 working days per year.

6. COMPANY CAR. You are entitled to the use of a Company car according to the Company's Company Car Program as from time to time issued and applicable. While you are not subject to a specific maximum purchase price limit, the proposed purchase price of your car will be recorded with the Board Committee.

7. TERMINATION OF EMPLOYMENT. As regards termination of your employment with the Company (and, accordingly of your position as President and Chief Executive Officer of the ABB Group), each party can terminate such employment, effective at the end of any calendar month, by giving 12-months written notice.

     Upon termination of your employment, the Company may elect to release you forthwith from fulfilling your employment obligations.

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     Total compensation for the 12-months notice period (whether or not you will have been released from your employment obligations) will consist of the base salary at the time when notice of termination is given and of one yearly incentive based on the average incentive for the two calendar years preceding the year during which notice of termination is given. In the absence of such an average incentive, total compensation for the said 12-months period will consist of [twice] the base salary at the time when notice of termination is given.

     Retirement in accordance with the corresponding separate agreement will interrupt any notice period and constitute termination of your employment with the Company without further notice. Accordingly, any salary, incentive or other benefits claims relating to the period after the date of such termination, will be fully substituted by the retirement benefits due pursuant to the said agreement (i.e. salary, incentives and other benefits will be paid pro-rata up to the day of such retirement).

8. NON-COMPETITION. You have agreed, and by counter-signing the present Letter Agreement confirm your agreement, that you shall not, during a period of 1
     (one) year after the term of your employment with the Company, operate on your own account, work for or otherwise be directly or indirectly engaged in a business competing with the business activities of the ABB Group. No separate compensation will be due by the Company as consideration for your observance of this non-competition commitment.

9. EMPLOYMENT REGULATIONS. The general Employment Regulations as from time to time issued and applicable for the Company's employees are an integral part of your employment conditions and supplement as to matters not specifically addressed in this Letter-Agreement.

Please confirm your understanding and acceptance of the above terms and conditions by signing and returning to us a copy of this Letter-Agreement.

Zurich, 5 December 2002

ABB LTD

/s/ Arne Olsson                                   /s/ Hans-Ulrich Maerki
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Arne Olsson                                       Hans-Ulrich Maerki

Accepted:

Date: 5.12.02                                     /s/ Jurgen Dormann
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                                                          Jurgen Dormann

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